15047222

SEC Mail Processing Section

MAR 02 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: March 31, 2016 |
| Estimated average burden hours per response...... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67458 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVENTURA SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 NE 191 STREET, SUITE 901
(No. and Street)

| AVENTURA | FL | 33180 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN CAUCEGLIA — 305-466-0467
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

| 900 CIRCLE 75 PARKWAY, SUITE 1100 | ATLANTA | GA | 30339 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAN CAUCEGLIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVENTURA SECURITIES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY MOY
MY COMMISSION EXPIRES June 7, 2018
#FF 101201
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AVENTURA SECURITIES, LLC**
**FINANCIAL STATEMENTS AND SCHEDULES**

**For the Year Ended**
**December 31, 2014**
**With Report of Registered Public Accounting Firm**

# RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aventura Securities, LLC

We have audited the accompanying financial statements of Aventura Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Aventura Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aventura Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Aventura Securities, LLC financial statements. The information is the responsibility of Aventura Securities, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

**AVENTURA SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2014**

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 302,424 |
| Accounts receivable - clearing broker | | 90,572 |
| Deposit with clearing broker | | 75,000 |
| Prepaid expenses and other assets | | 25,733 |
| Total assets | $ | 493,729 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 77,081 |
| Due to clearing broker | | 20 |
| Due to related parties | | 45,200 |
| Total liabilities | | 122,301 |
| Member's equity | | 371,428 |
| Total liabilities and member's equity | $ | 493,729 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| REVENUES | |
| Commissions | $ 1,712,839 |
| Margin interest income | 36,832 |
| Other income | 4,038 |
| Total revenue | 1,753,709 |
| EXPENSES | |
| Compensation and benefits | 226,125 |
| Clearance fees | 69,862 |
| Communications | 6,890 |
| Finders Fees | 1,086,970 |
| Occupancy | 16,476 |
| Other operating expenses | 250,269 |
| Total expenses | 1,656,592 |
| NET INCOME | $ 97,117 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| Balance, December 31, 2013 | $ 408,822 |
| Member's Draw | (134,511) |
| Net Income | 97,117 |
| Balance, December 31, 2014 | $ 371,428 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 97,117 |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Increase in accounts receivable | | (41,938) |
| Increase in prepaid expenses | | (8,795) |
| Increase in accounts payable and accrued liabilities | | 76,381 |
| Net cash provided by operating activities | | 122,765 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member Distributions | | (134,511) |
| Net cash used by financing activities | | (134,511) |
| NET DECREASE IN CASH | | (11,746) |
| CASH AND CASH EQUIVALENTS: | | |
| Beginning of period | | 314,170 |
| End of period | $ | 302,424 |

The accompanying notes are an integral part of these financial statements.

**AVENTURA SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Description of Business**: Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

**Income Taxes**: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

**Estimates**: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

**Cash and Cash Equivalents**: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

## AVENTURA SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Securities Transactions**: Customer's securities transactions are reported on a trade date basis.

**Date of Management's Review**: Subsequent events were evaluated through February 23, 2015, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $345,695, which was $337,542 more than its required net capital of $8,153 and the ratio of aggregate indebtedness to net capital was .35 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $75,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement the Company pays its member monthly fees for use of office facilities, including office furniture and equipment, and other administrative services.

The amount expensed in the financial statements for 2014 under the arrangement is approximately $64,000.

**AVENTURA SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

NOTE F - The Parent has adopted a defined benefit plan and a profit sharing plan. The amount expensed in the accompanying financial statements for 2014 pursuant to these plans is approximately $77,000.

**AVENTURA SECURITIES, LLC**

**Supplementary Information**
**Pursuant to rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**December 31, 2014**

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

**AVENTURA SECURITIES, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER**
**RULE 15c3-1 OF THE SECURITIES**
**AND EXCHANGE COMMISSION**
**ACT OF 1934**

**December 31, 2014**

| | |
|---|---|
| Net Capital | |
| Total member's equity qualified for net capital | $ 371,428 |
| Deduction for non-allowable assets: | |
| Accounts receivable - non-allowable | (3,232) |
| Prepaid expenses | (22,501) |
| Net capital before haircuts | 345,695 |
| Less haircuts | 0 |
| Net capital | $ 345,695 |
| Minimum net capital required | $ 8,153.00 |
| Aggregate Indebtedness: | |
| Liabilities, net of unearned revenue | $ 122,301 |
| Minimum net capital based on aggregate indebtedness | $ 8,153 |
| Ratio of aggregate indebtedness to net capital | .35 to 1.0 |
| Excess net capital | $ 337,542 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

**AVENTURA SECURITIES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2014**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

**SCHEDULE III**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
**UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**December 31, 2014**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Aventura Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Aventura Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aventura Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Aventura Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

AVENTURA SECURITIES, LLC
MEMBER FINRA & SIPC

February 17, 2015

**BROKER DEALERS ANNUAL EXEMPTION REPORT**

Aventura Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Aventura Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Daniel Cauceglia
February 17, 2015

2999 NE 191st Street, Suite 901, Aventura, FL 33180
Phone: 305.466.0467 Toll Free: 866.466.0467 Fax: 305.675.3369

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**AVENTURA SECURITIES, LLC**
**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Member of Aventura Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Aventura Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Aventura Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Aventura Securities, LLC's management is responsible for Aventura Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC